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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                               (AMENDMENT NO. 1)
                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                            SCC COMMUNICATIONS CORP.
                                    (ISSUER)

                          COMMON STOCK, $.001 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                    78388X105
                                 (CUSIP NUMBER)

                     NEW MOON TRUST U/T/D DATED JUNE 1, 1995
                     C/O BARRY L. GUTERMAN, SPECIAL TRUSTEE
                       1875 CENTURY PARK EAST, SUITE 1500
                           LOS ANGELES, CA 90067-2516
                            TELEPHONE: (310) 551-1400
                (NAME, ADDRESS AND TELEPHONE NUMBER OF AUTHORIZED
                 PERSON TO RECEIVE NOTICES AND COMMUNICATIONS.)

Check the following if a fee is being paid with this statement / / . If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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(1)      NAMES OF REPORTING PERSONS.
         S.S. OR I.R.S. IDENTIFICATION NOS.
         OF ABOVE PERSONS:

         New Moon Trust U/T/D dated June 1, 1995

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.

                  (a) /X/
                  (b)

(3)      SEC USE ONLY


(4)      CITIZENSHIP OR PLACE OF ORGANIZATION:

         California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
PERSON WITH:

(5)      SOLE VOTING POWER: -0-

(6)      SHARED VOTING POWER: 560,000

(7)      SOLE DISPOSITIVE POWER:   -0-

(8)      SHARED DISPOSITIVE POWER: 560,000

(9)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON:


         560,000

(10)     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES:
         /   /

(11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN
         ROW (9): 4.9%


(12)     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

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                                    78388X105
                                 (CUSIP NUMBER)


(1)      NAMES OF REPORTING PERSONS.
         S.S. OR I.R.S. IDENTIFICATION
         NOS. OF ABOVE PERSONS:

         Barry L. Guterman, Special Trustee

(2)      CHECK THE APPROPRIATE BOX IF
         A MEMBER OF A GROUP.

                  (a) /X/
                  (b)

(3)      SEC USE ONLY


(4)      CITIZENSHIP OR PLACE OF ORGANIZATION:

         United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH:

(5)      SOLE VOTING POWER: -0-

(6)      SHARED VOTING POWER: 560,000

(7)      SOLE DISPOSITIVE POWER:   -0-

(8)      SHARED DISPOSITIVE POWER: 560,000

(9)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON:

                  560,000

(10)     CHECK IF THE AGGREGATE AMOUNT IN
         ROW (9) EXCLUDES CERTAIN SHARES:
         /   /

(11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN
         ROW (9): 4.9%

(12)     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):IN

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                                    78388X105
                                 (CUSIP NUMBER)


(1)      NAMES OF REPORTING PERSONS.
         S.S. OR I.R.S. IDENTIFICATION
         NOS. OF ABOVE PERSONS:

         Jeffrey P. Sudikoff, Trustor and Trustee

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF
         A GROUP.

                  (a) /X/
                  (b)

(3)      SEC USE ONLY


(4)      CITIZENSHIP OR PLACE OF ORGANIZATION:

         United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH:

(5)      SOLE VOTING POWER: -0-

(6)      SHARED VOTING POWER: 560,000

(7)      SOLE DISPOSITIVE POWER:   -0-

(8)      SHARED DISPOSITIVE POWER: 560,000

(9)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON:

         560,000

(10)     CHECK IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES:
         /   /

(11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN
         ROW (9): 4.9%

(12)     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

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                                    78388X105
                                 (CUSIP NUMBER)


(1)      NAMES OF REPORTING PERSONS.
         S.S. OR I.R.S. IDENTIFICATION
         NOS. OF ABOVE PERSONS:

         Joyce M. Sudikoff, Trustor and Trustee

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF
         A GROUP.

                  (a) /X/
                  (b)

(3)      SEC USE ONLY


(4)      CITIZENSHIP OR PLACE OF ORGANIZATION:

         United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH:

(5)      SOLE VOTING POWER: -0-

(6)      SHARED VOTING POWER: 560,000

(7)      SOLE DISPOSITIVE POWER:   -0-

(8)      SHARED DISPOSITIVE POWER: 560,000

(9)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON:

         560,000

(10)     CHECK IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES:
         /   /

(11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN
         ROW (9): 4.9%

(12)     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

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                                    78388X105
                                 (CUSIP NUMBER)


Item 1(a).NAME OF ISSUER:

          SCC Communications Corp.

Item 1(b).ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE
                  OFFICES:

                  6285 Lookout Road
                  Boulder, CO 80301

Item 2.  IDENTITY AND BACKGROUND OF FILING PERSONS:

         The persons filing this amended Schedule 13D/A are New Moon Trust UDT dated June 1, 1995 (the "Trust"), Barry L. Guterman, Special Trustee of the Trust (the "Special Trustee"), and Joyce and Jeffrey Sudikoff, each of whom are trustors and trustees of the Trust. The business address of the Trust is 1901 Main Street, Third Floor, Santa Monica, California 90405. The Special Trustee's business address is 1875 Century Park East, 15th Floor, Los Angeles, California 90067. The business address of Mr. and Mrs. Sudikoff is 1901 Main Street, Third Floor, Santa Monica, California 90405. The Trust, the Special Trustee and Mr. and Mrs. Sudikoff are sometimes referred to as the "Filing Persons."

         The Trust owns various publicly-traded securities and various other assets. The Special Trustee is an attorney practicing in Los Angeles, California. Mr. and Mrs. Sudikoff are private investors for their own account.

         During the last five years, except as set forth below, none of the Filing Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the last five years, except as set forth below, none of the Filing Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         On February 19, 1999, Mr. Sudikoff entered into a plea agreement to resolve all issues relating to a criminal action brought against him by a representative of the
                                   Page 6 of 8

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                                    78388X105
                                 (CUSIP NUMBER)


federal government. Under such plea agreement, under 15 U.S.C. Section 78ff, Mr. Sudikoff pled guilty to one violation of 15 U.S.C. Section 78p(a) and two violation of 15 U.S.C. Section 78j(b). In December 1999, the court sentenced Mr. Sudikoff to a community confinement center for a period of one year plus one day, and ordered him to pay a fine of $3 million and court costs. Mr. Sudikoff has paid the fine and court costs, and he completes serving his sentence on December 10, 2000. A civil action against Mr. Sudikoff relating to these matters has also been settled. On August 21, 2000, pursuant to an agreement between Mr. Sudikoff and the SEC, the court entered a final judgment imposing upon him monetary judgment of $522,505, plus interest, a civil penalty of $100,000 under 15 U.S.C. Section 78u-1(a), a civil penalty of $100,000 under 15 U.S.C. Section 78u(d)(3), and specified injunctive relief, including enjoining him from future violations of federal securities laws. Mr. Sudikoff has paid the monetary fine, including interest, and the civil penalties.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

         The funds used by the Trust to acquire shares of Common Stock were derived from assets of the Trust.

Item 4.  PURPOSE OF TRANSACTION:

         The Trust acquired the shares of Common Stock for investment purposes only and does not presently have any plans or proposals which relate to or would result in the realization of any of items (a) through (j) or Item 4 of the Instructions to Schedule 13D.

Item 5.  INTEREST IN SECURITIES:

         (a) Amount Beneficially Owned: 560,000 [based on 11,507,016 shares of Common Stock as reported in the Issuer's Annual Report (Schedule 10-K) dated as of February 28, 2001]

         (b) Percent of Class: 4.9%
         (c) Number of shares as to which such person has:
               (i) sole power to vote or to direct the vote:
               -0-
               (ii) shared power to vote or to direct the vote: 560,000
               (iii) sole power to dispose or to direct the
                     disposition of:  -0-

                                   Page 7 of 8



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                                    78388X105
                                 (CUSIP NUMBER)

               (iv) shared power to dispose or to direct the disposition of:
         560,000

         The Trust sold 90,000 shares of Common Stock as follows:

April 18, 2001   75,000 @ $8.5367/share Open-Market Sale
April 19, 2001   15,000 @ $8.6500/share Open-Market Sale

Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS WITH
         RESPECT TO ISSUER:

         Certification of Trust of New Moon Trust UDT June 1, 1995 Joint Reporting Statement

Item 7.  MATERIAL TO BE FILED AS EXHIBITS

         The Filing Persons filed as exhibits the following:

         Exhibit 1:        Certification of Trust of New Moon Trust
                           UDT June 1, 1995.

         Exhibit 2:        Joint Reporting Statement

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: April 23, 2001       NEW MOON TRUST U/D/T June 1, 1995


                            By:/s/ BARRY L. GUTERMAN
                               ---------------------------
                               Barry L. Guterman, Special
                               Trustee







                                   Page 8 of 8

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